Exhibit 99

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT

To the Board of Directors of

Sunoco Partners LLC:

We have audited the accompanying parent-company-only balance sheet of Sunoco Partners LLC as of December 31, 2006. The parent-company-only balance sheet is the responsibility of Sunoco Partners LLC’s management. Our responsibility is to express an opinion on the parent-company-only balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the parent-company-only balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the parent-company-only balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the parent-company-only balance sheet referred to above presents fairly, in all material respects, the financial position of Sunoco Partners LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania

February 23, 2007

SUNOCO PARTNERS LLC

BALANCE SHEET

December 31, 2006
Assets
Current Assets
Advances to affiliate	$287,731,577

Total Current Assets	287,731,577
Notes receivable from affiliates	329,777,725
Investment in Sunoco Logistics Partners L.P.	71,413,009

Total Assets	$688,922,311

Liabilities and Owners’ Equity
Current Liabilities
Accrued liabilities	$4,253,255

Total Current Liabilities	4,253,255
Owners’ equity	684,669,056

Total Liabilities and Owners’ Equity	$688,922,311

(See Accompanying Notes)

SUNOCO PARTNERS LLC

NOTES TO BALANCE SHEET

1. Nature of Operations and Basis of Presentation

Sunoco Partners LLC (the “Company”) is a Pennsylvania limited liability company formed on October 12, 2001 to become the general partner of Sunoco Logistics Partners L.P. (the “Partnership”). The Company is wholly-owned by subsidiaries of Sunoco, Inc.

The Partnership is a Delaware limited partnership formed by Sunoco, Inc. on October 15, 2001 to acquire, own and operate a substantial portion of Sunoco Inc.’s logistics business, consisting of refined product pipelines, terminalling and storage assets, crude oil pipelines, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest United States (the “Predecessor”).

On February 8, 2002, Sunoco, Inc., through the Company, contributed the Predecessor to the Partnership in exchange for: (i) a 2 percent general partner interest in the Partnership; (ii) incentive distribution rights (as defined in the partnership agreement); (iii) 5,633,639 common units; (iv) 11,383,639 subordinated units; and (v) a special interest representing the right to receive from the Partnership on the closing of the initial public offering (“IPO”) the net proceeds from the issuance of $250 million aggregate principal amount of ten-year senior notes by Sunoco Logistics Partners Operations L.P., a subsidiary of the Partnership. The Partnership guarantees these notes. The net proceeds distributed to the Company were $244.8 million. The Partnership concurrently issued 5.75 million common units (including 750,000 units issued pursuant to the underwriters’ over-allotment option), representing a 24.8 percent limited partnership interest in the Partnership, in an IPO at a price of $20.25 per unit. Proceeds from the IPO, which totaled $96.5 million net of underwriting discounts and offering expenses, were used by the Partnership to establish working capital that was not contributed to the Partnership by Sunoco, Inc.

The Company, as general partner, manages the operations and activities of the Partnership and owes a fiduciary duty to the Partnership’s unitholders. Most of the Partnership’s operations personnel are employees of the Company. The Company is liable, as general partner, for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically nonrecourse to the general partners.

The Company does not receive any management fee or other compensation for its management of the Partnership. The Company and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer, and director compensation and benefits properly allocable to the Partnership, and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that the Company, as general partner, will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Company in its sole discretion.

The accompanying balance sheet of Sunoco Partners LLC is of the general partner only and does not include the accounts of Sunoco Logistics Partners L.P. or any of its subsidiaries. Sunoco Partners LLC’s investment in the Partnership in the balance sheet is stated at cost plus equity in undistributed earnings of the Partnership since February 8, 2002, the date of the IPO. The general partner balance sheet should be read in conjunction with the financial statements and accompanying notes of Sunoco Logistics Partners L.P. as of and for the year ended December 31, 2006, filed in this Form 10-K.

2. Partnership Equity Offerings

In May 2006, the Partnership sold 2.4 million common units in a public offering. In June 2006, the Partnership sold an additional 280,000 common units to cover over-allotments in connection with the May 2006 sale. The purchase price for the over allotment was equal to the offering price in the May 2006 sale. The total sale of units resulted in gross proceeds of $115.2 million, and net proceeds of $110.3 million, after the underwriters’ commission and legal, accounting and other transaction expenses. Net proceeds of the offering, together with $173.3 million in net proceeds from the Partnership’s concurrent offering of Senior Notes, were used to repay $216.1 million of the debt incurred under the revolving credit facility, to fund the Partnership’s 2006 organic growth program, and for general partnership purposes. Also as a result of the issuance of these units, the Company contributed $2.4 million to maintain its 2.0 percent general partner interest. Following the sale of these units, the Company’s ownership in the Partnership decreased from 47.9 percent to 43.4 percent, including its 2.0 percent general partner interest.

3. Related Party Transactions

Advances to Affiliate

Advances to affiliate reflects the Company’s participation in Sunoco, Inc.’s central cash management program, wherein all of the Company’s cash receipts are remitted to Sunoco, Inc. and all cash disbursements are funded by Sunoco, Inc. There are no terms of settlement or interest charges attributable to this balance.

Notes receivable from Affiliates

Effective February 8, 2002, the Company loaned $246.7 million to another subsidiary of Sunoco, Inc. The loan, which is evidenced by a note due February 8, 2008, earns interest at an annual rate based on 115 percent of the short-term applicable federal rate established by the Internal Revenue Service. The interest rate on this note at December 31, 2006 was 6.05 percent. There are no restrictions on the Company’s ability to distribute this note receivable to its owners.

On April 7, 2004, the Company loaned $83.1 million to another subsidiary of Sunoco, Inc. The loan, which is evidenced by a note due April 1, 2007, earns interest at an annual rate of 1.47 percent. There are no restrictions on the Company’s ability to distribute this note receivable to its owners.

License Agreement

The Partnership entered into a license agreement at the closing of the IPO with Sunoco and certain of its affiliates, including the Company, pursuant to which the Partnership granted to the Company a license to the Partnership’s intellectual property so that the Company can manage the Partnership’s operations and create intellectual property using the Partnership’s intellectual property. The Company will assign to the Partnership the new intellectual property it creates in operating the Partnership’s business. The Company has also licensed to the Partnership certain of its own intellectual property for use in the conduct of the Partnership’s business and the Partnership licensed to the Company certain of the Partnership’s intellectual property for use in the conduct of its business. The license agreement also grants to the Partnership a license to use the trademarks, trade names, and service marks of Sunoco in the conduct of the Partnership’s business.